BENDA PHARMACEUTICAL, INC.
Room 13, Floor 25, Sunny New World Tower,
No. 231 Xin Hua Road, Jianghan District,
Wuhan, Hubei, P.R.C. 430015

June 17, 2008

VIA TELEFAX (202)772-9217
Mr. John L. Krug
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Benda Pharmaceutical, Inc.
Registration Statement on Form S-1
Amendment No. 3 filed May 5, 2008
File No. 333-144351

Dear Mr. Krug:

We are in receipt of your comment letter dated May 19, 2008 regarding the above referenced filing. As requested in your letter, we provide a response to the questions raised by the Staff. For convenience, the question is listed below, followed by the Company’s response.

General

1.
Many of your responses to our comments indicate that you have amended your Form 10-Q for the quarter ended September 30, 2007 for changes made related to our comments. However, we did not note an amended Form 10-Q for the quarter ended September 30, 2007 filed.

ANSWER: We will file an amendment to our September 31, 2007 Form 10-Q reflecting the changes we made related to our comments.

Our Company, page 6

2.	Please expand the discussion to include the revenues and net losses for fiscal 2007.

ANSWER: On Page 6 of the amended registration statement, we have updated the discussion to include the revenues and net losses for fiscal year 2007.

Shenzhen SiBiono GeneTech Co.. Ltd.. page 8

3.	Please update the discussion in the first paragraph pertaining to the acquisition of SiBiono common stock to the most recent date practicable.

ANSWER: On Page 8 of the amended registration statement, we have updated the discussion in the first paragraph pertaining to the acquisition of SiBiono common stock to the most recent date practicable.

4.
Please update the discussion in the second paragraph of this section with respect to the Super Pioneer lock-up agreement and the option to require you to redeem 1.96 million shares of your common stock at a price of $3.60 per share. State when the shares were actually issued. Also, please update the discussion in the last paragraph of this section with respect to the lock-up agreement and the obligation for you to redeem the shares of Yaojin Wang and Huimin Zhang. In addition, state when the shares were actually issued.

ANSWER: Please note that the discussion has been updated with respect to the lock-up agreements, redemption options and the dates that the shares were actually issued.

5.
Please explain why you valued the shares to be issued to Super Pioneer for its services at $3.60 per share when the shares were sold pursuant to the April 2007 investment agreement for $0.55 per share.

ANSWER: Please note that the S-1 has been revised to disclose that the valuation price was based on the redemption price, as well as the parties expectations at the execution of the agreement.

Selling Security Holders, page 31

6.
Please revise the chart to reflect the percentage of common stock to be owned by each security holder after completion of the offering, to the extent any selling security holder will own one percent or more of the class of securities.

ANSWER: We have revised the chart on Page 32 of amended registration statement to reflect the percentage of common stock to be owned by each security holder after completion of the offering to the extent any selling security holder will own one percent or more of the total common stock.

7.
Please reconcile the number of shares owned by Pope Investments LLC as reflected in this section with the number reflected in the section entitled “Security Ownership of Certain Beneficial Owners and Management” on page 43.

ANSWER: We have revised the number of shares owned by Pope Investments LLC on Page 33 of amended registration statement to be consistent with the number reflected in the section entitled “Security Ownership of Certain Beneficial owners and Management” on Page 43.

Jiangling Benda Products, page 61

8.	Please update the discussion to indicate when you received GMP certification for Ribavirin.

ANSWER: We have updated the discussion to indicate that we have received GMP certification for Ribavirin on April 9, 2008.

Yidu Benda Products, page 62

9.	Please expand the discussion to explain what you mean by the term "trial production" and state when you were permitted to begin trial production.

ANSWER: On Page 62 of amended registration statement, we have explained the term “trial production” and also stated that the trial production was permitted since Yudu Benda was given the approval by the Yichang Environmental Protection Bureau on December 28, 2007.

10.	What are the requirements for you to advance to full production and when do you anticipate achieving such requirements?

ANSWER: On Page 62 of the amended registration statement, we have explained that the Company has achieved full production based on passing the environmental assessment and safety assessment by the Yichang Environmental Protection Bureau and Yichang Safety Supervision Bureau. These two bureaus have issued “Environmental Influence Report” and “Safety Assessment Report” in November and December of 2007, respectively. Furthermore, Yichang Environmental Protection Bureau issued an approval document on December 28, 2007, (Document Number: Yichang Environmental Audit [2007] No. 111), therefore Yidu Benda has fulfilled the requirements for full production.

Milestones of SiBiono. page 79

11.
Please provide additional information pertaining to the 16,000 vial order for Gendicine including the identity of the person placing the order, the aggregate purchase price, and the extent to which the purchases related to this order have been paid.

ANSWER: Please note that he following disclosure has been added to the S-1pertaining to the 16,000 vial order:

As of December 31, 2007, SiBiono has already achieved 86% of the 16,000 vials order, of which we have already shipped and received payment for about 13,760 vials of Gendicine. Starting from January 1 to February 25, 2008, another 733 vials out of the 16,000 vials order had shipped. The 16,000 vial order for Gendicine was ordered by various selling agents with average selling price RMB2,500 per vial.

12.
Please explain why you were only able to ship 733 vials during the period of January 1 to February 25, 2008. In this regard, we note the large inventory of Gendicine referred to in note 7 on page F-l 5 of the financial statements.

ANSWER: Please note that he following disclosure has been added to the S-1pertaining to the above:

In January 2008, our quality control department recognized that during the process of purification, one of the components of Gendicine did not fulfill the requirements of the internal quality control; therefore further purification was necessary. Gendicine is a gene therapy product which needs to undergo a series of internal quality control processes. Once the problem was located, our quality control and production department solved the issue immediately. Accordingly, the sales volume was held up for a short period of time during the mentioned period while the inventory was retained at high level.

Executive Compensation, page 93

13.	Please present director compensation in the format and detail requested by Item 402(r) of Regulation S-K.

ANSWER: We have revised the Executive Compensation Table and provided further details requested by Item 402(r) of Regulation S-K.

Benda Pharmaceutical, Inc. Financial Statements for the period ended December 31.2007

14.
Refer to your response to our comment 19 and we reissue our comment. We did not note any letter provided supplementary thus we reissue our comment. Please have your auditors confirm to us that they traveled to China as part of the audit, or, if they did not travel to China, have them explain to us how they completed the audit without traveling to China.

ANSWER: We have provided the letter from Philip C. Kempisty of Kempisty & Co., our auditor, to confirm that they traveled to China as part of the audit. Please find the letter included supplementally.

Note 8. Property and Equipment page 113

15.
Refer to your response to our comment 24. With regards to the negative goodwill recorded when Ever Leader acquired Benda Ebei in November 2005, it appears that the new cost basis of acquired fixed assets and intangible assets resulting from recognizing the negative goodwill should be used to determine your depreciation and amortization expense and not the original cost of the fixed assets and intangible assets prior to recognizing negative goodwill. Please revise your financial statements and related disclosures accordingly or tell us why a revision is not necessary.

ANSWER: Please note the company realizes that it is appropriate to make the adjustment accordingly. Therefore, the company prepared a schedule of restatement adjustments of the consolidated financial statements as of three months ended March 31, 2008, year ended December 31, 2007 and 2006 and for the years then ended, the notes thereto, have been restated.

An 8K will be filed to include the quarterly results of operations for the interim periods in the years ended December 31, 2007 and 2006.

The following tables summaries the effect of negative goodwill on the depreciation and amortization for the reporting periods:

	Original cost of fixed assets, as of November 30, 2005
	Benda Ebei	Jiangling Benda	Yidu Benda	Total	Total	Negative Goodwill	Scrap Value	Useful lives
	RMB	RMB	RMB	RMB	USD	USD	USD
Building	19,020,269	2,743,211	16,188,197	37,951,677	4,704,536	2,555,592	127,780	25
Property and equipment	31,690,077	8,856,178	22,892,376	63,438,631	7,863,929	4,271,835	213,592	13
Office equipment	11,590	23,380	106,523	141,493	17,540	9,528	476	5
Total	50,721,936	11,622,769	39,187,096	101,531,801	12,586,004	6,836,955	341,848

Net impact of the depreciation expenses for the reporting periods:

	Impact of Negative Goodwill on Accumulated Depreciation As of
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008
	USD	USD	USD	USD	USD	USD	USD	USD	USD
Building	24,278	48,556	72,834	97,113	121,391	145,669	169,947	194,225	218,503
Property and equipment	81,165	162,330	243,495	324,659	405,824	486,989	568,154	649,319	730,484
Office equipment	453	905	1,358	1,810	2,263	2,715	3,168	3,621	4,073
Total	105,896	211,791	317,687	423,582	529,478	635,373	741,269	847,164	953,060

Net impact of the depreciation expenses for the reporting periods:	105,896	211,791	317,687	423,582	105,896	211,791	317,687	423,582	105,896

	Original cost of intangible assets, as of November 30, 2005
	Benda Ebei	Jiangling Benda	Yidu Benda	Total	Total	Negative Goodwill	Scrap Value	Useful lives
	Rmb	Rmb	Rmb	Rmb	USD	USD	USD
Land Use Right	5,441,702	918,372	6,232,995	12,593,069	1,561,052	547,011	-	40
Drugs Production Permit /	12,300,000	150,000	-	12,450,000	1,543,317	540,797	-	10
Total	17,741,702	1,068,372	6,232,995	25,043,069	3,104,369	1,087,808	-

Net impact of the amortization expenses for the reporting periods:

Total impact of accumulated depreciation and amortization expenses for the reporting periods:

Total impact of depreciation and amortization expenses for the reporting periods:

	Impact of Negative Goodwill on Accumulated Amortization As of
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008
	USD	USD	USD	USD	USD	USD	USD	USD	USD
Land Use Right	3,419	6,838	10,256	13,675	17,094	20,513	23,932	27,351	30,769
Drugs Production Permit /	13,520	27,040	40,560	54,080	67,600	81,120	94,639	108,159	121,679
Total	16,939	33,877	50,816	67,755	84,694	101,632	118,571	135,510	152,449

Net impact of the amortization expenses for the reporting periods:	16,939	33,877	50,816	67,755	16,939	33,877	50,816	67,755	16,939

Total impact of accumulated depreciation and amortization expenses for the reporting periods:	122,834	245,669	368,503	491,337	614,172	737,006	859,840	982,674	1,105,509

Total impact of depreciation and amortization expenses for the reporting periods:	122,834	245,669	368,503	491,337	122,834	245,669	368,503	491,337	122,834

The following table shows the reconciliation between the original reported balance of property and equipments and intangible assets and the amended balance:

Reconciliation - Reported balance of property and equipments and intangible assets

	As of March 31, 2006	As of June 30, 2006	As of September 30, 2006	As of December 31, 2006	As of March 31, 2007	As of June 30, 2007	As of September 30, 2007	As of December 31, 2007	As of March 31, 2008
Original reported total balance of property and equipments, net	$11,459,594	11,543,839	11,307,075	13,673,067	13,766,129	21,407,356	25,591,918	26,275,871	27,343,976
Negative goodwill impact on depreciation for the reporting periods	105,896	211,791	317,687	423,582	105,896	211,791	317,687	423,582	105,896
Negative goodwill impact on accumulated depreciation for the reporting periods	105,896	211,791	317,687	423,582	529,478	635,373	741,269	847,164	953,060
Revised total balance of property and equipments, net	$11,565,490	11,755,630	11,624,762	14,096,649	14,295,607	22,042,729	26,333,187	27,123,035	28,297,036

	As of March 31, 2006	As of June 30, 2006	As of September 30, 2006	As of December 31, 2006	As of March 31, 2007	As of June 30, 2007	As of September 30, 2007	As of December 31, 2007	As of March 31, 2008
Original reported balance of intangible assets, net	$1,582,771	1,565,479	1,529,450	1,501,483	1,459,487	5,303,313	5,501,321	6,359,000	6,464,173
Negative goodwill impact on amortization for the reporting periods	16,939	33,877	50,816	67,755	16,939	33,877	50,816	67,755	16,939
Negative goodwill impact on accumulated depreciation for the reporting periods	16,939	33,877	50,816	67,755	84,694	101,632	118,571	135,510	152,449
Revised balance of property and equipments, net	$1,599,710	1,599,356	1,580,266	1,569,238	1,544,181	5,404,946	5,619,892	6,494,510	6,616,622

The following table shows the reconciliation between the original reported net income / (loss) and the amended net income / (loss):

Reconciliation - Net income / (loss) for the reporting periods

	Three Months Ended March 31, 2006	Six Months Ended June 30, 2006	Nine Months Ended September 30, 2006	Year Ended December 31, 2006	Three Months Ended March 31, 2007	Six Months Ended June 30, 2007	Nine Months Ended September 30, 2007	Year Ended December 31, 2007	Three Months Ended March 31, 2008
Original reported net income / (loss) for the reporting periods	$848,687	1,153,446	2,984,750	2,318,758	416,037	(8,481,869)	(7,619,629)	(7,829,595)	(2,154,106)
Negative goodwill impact on depreciation for the reporting periods	105,896	211,791	317,687	423,582	105,896	211,791	317,687	423,582	105,895
Negative goodwill impact on amortization for the reporting periods	16,939	33,877	50,816	67,755	16,939	33,877	50,816	67,755	16,938
Adjustment made on minority interest	(6,141)	(12,282)	(18,423)	(24,566)	(6,141)	(12,282)	(18,423)	(24,567)	(6,141)
Revised net income / (loss) for the reporting periods	$965,381	1,386,833	3,334,830	2,785,529	532,731	(8,248,482)	(7,269,550)	(7,362,825)	(2,037,413)

Note 9. Goodwill and Acquisition Cost Payable, page F-l 8

16.
Refer to your response to our comment 26 and we reissue our comment in part. Please provide all the disclosures required by paragraphs 51-57 of FAS 141, including the complete purchase price allocation for SiBiono, that is, how the $8.22 million was recorded in the financial statements. In addition, the cash paid for SiBiono should be reported as a single amount on the statement of cash flows to distinguish the acquisition from normal capital expenditures. The cash flow statement only reports $2,644,244 paid for the SiBiono acquisition from the $8.22 million purchase price. Please revise accordingly or explain why a revision is not necessary.

ANSWER: Out of the $8.22 million purchase price, $7.4 million was recognized as goodwill and the remaining $0.82 million was allocated to identifiable assets and assumed liabilities of SiBiono as following:
Condensed Balance Sheet of SiBiono, as of March 31, 2007	In '000
Current Assets
Cash and cash equivalents	$590
Receivables, prepaid expenses and deposits	969
Inventories	688
Total current assets	2,246
Non-current Assets
Property and equipments, net	6,789	Note a
Intangible assets, net	1,939	Note a
Total non-current assets	8,728

Total Assets	$10,975
Current Liabilities
Trade payables and miscellaneous payables	$1,175
Current portion of long term loans payable	1,813
Current portion of long term government debts payable	2,710
Total current liabilities	5,699
Non-current Liabilities
Long term loans payable	1,360
Long term government debts payable	1,723
Due to related parties (long term)	338
Total non-current liabilities	3,420

Total liabilities	$9,119
Net assets	$1,855
% of equity interest acquired	60.13%

Net assets acquired	$1,116

Out of the total acquisition cost $8.22 million, $4.17million was paid in the year of 2006 and reported in the consolidated cash flow statement as “refundable purchase price paid” since by that time the deal was not concluded yet therefore it was reported as a refundable asset. In the year of 2007, an additional amount $2.64 million was paid. The remaining balance was reported as “acquisition cost payable” on the balance sheet. As of March 31, 2008, the remaining outstanding balance was $1.39 million.

Note a:
From the above table, the net assets of SiBiono as of March 31 were translated into USD at the exchange rate prevailing on that date, which was $0.12592; however the average rate for the year of 2007 was $0.13167 and adopted for translating the addition of property, plant and equipment and intangible assets into USD.

Therefore, the net book value of property, plant and equipment and intangible assets stated in the disclosure notes, Note 8 and Note 9 of the consolidated balance sheet information as of December 31, 2007 included in the Company's Annual Report on Form 10-K, was different from the amount stated in the table above. According to the disclosure notes, the net book value of property, plant and equipment was $6.9 million and the net book value of intangible assets was $1.97 million.

Note 25. Segment Information, page F-30

17.
Refer to your response to our comment 29 and we reissue our comment. Please provide revenues by distinct product or classes of products as required by paragraph 37 of SFAS 131. For example, on page 60 under the caption "Principal Products", you indicate that Yidu Benda has four bulk chemical products (TCA, L-methionine, TAA and Tetraacetyl). We would expect to see total revenues for each of those four products as well has for the other products listed on page 60 to meet the disclosure requirement under paragraph 37 of FAS 131. Please note that this disclosure is in addition to that already provided. Please revise accordingly or tell us why a revision is not necessary.

ANSWER: According to the requirement stated in paragraph 37 of SFAS 131, the following table shows the revenue segment by the product categories for the reporting periods:

Revenue by Product Segment	December 31, 2007	December 31, 2006
Branded/generic medicine segment	$19,353,654	$9,635,938
Active pharmaceutical ingredients segment	531,531	15,564
Bulk chemicals segment	698,578	6,237,621
Pharynigitis killer therapy segment	43,890	42,952
Gendicine (Ad-p53) segment	5,756,955	-
	$26,384,608	$15,932,075

	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007
Revenue by Product Segment	(Unaudited)	(Unaudited)
Branded/generic medicine segment	$5,521,109	$2,339,463
Active pharmaceutical ingredients segment	348	-
Bulk chemicals segment	-	684,465
Pharynigitis killer therapy segment	2,097	5,107
Gendicine (Ad-p53) segment	423,816	-
	$5,947,370	$3,029,035

Further, set forth below is a breakdown of the various product segments:

Manufacturer	Product	Type	Function
Benda Ebei	Jixuening injection vial	Generic	Haemostatic (stops bleeding)

Benda Ebei	Xujing injection vial	Generic	Haemostatic

Benda Ebei	Nokeqing injection vial	Generic	Used to treat hepatitis

Benda Ebei	Yidingshu injection vial	Generic	Vitamin to treat lack of Riboflavin

Benda Ebei	Shusai-A injection vial	Generic	Anti-inflammatory analgesic

Benda Ebei	Suzheng-B injection vial	Generic	Vitamin; complementary medicine used to treat hepatitis

Benda Ebei	Ribavirin injection vial	Generic	Anti-virus, to treat acute upper respiratory tract infection

Benda Ebei	Gentamycin Sulfate Injection vial	Generic	Broad spectrum antibiotic

Benda Ebei	Vitamin B6 injection vial	Generic	Vitamin; complementary medicine used to treat hepatitis

Benda Ebei	Inosine injection vial	Generic	Nutrition, complementary medicine used to treat hepatitis

Benda Ebei	Vitamin C injection vial	Generic	To treat deficiency of vitamin C

Jiangling Benda	Ribavirin API (1)	API	Ribavirin drug manufacture.

Jiangling Benda	Asarin API (1)	API	Asarin manufacture to treat acute upper respiratory system infection

Jiangling Benda	Levofloxacin Mesylate API (1)	API	Broad spectrum antibiotic drug manufacture

Yidu Benda	Triazol carboxylic acid methyl ester (“TCA”)	Bulk chemical	Ribavirin manufacture, anti-virus

Yidu Benda	L-methionine	Bulk chemical Nutrition	An essential amino acid for humans

Yidu Benda	Tricabroxylic acid amide (“TAA”)	Bulk chemical	Ribavirin manufacture, anti-virus drug manufacture

Yidu Benda	1,2,3,5-Tetraacetyl-β-D-Ribose	Bulk chemical	Ribavirin manufacture, anti-virus drug manufacture

Exhibits

18.	Please explain the significance of the “*” following the description of exhibit 2.2.

ANSWER: Please note that the “*” has been removed from the description of exhibit 2.2.

Signatures

19.	Please conform the attestation to reflect Form S-1, not Form SB-2.

ANSWER: In this amended registration statement, we have conformed to the attestation to reflect Form S-1 rather than Form SB-2.

Very truly yours,

BENDA PHARMACEUTICAL INC.

By:	/s/ Yiqing Wan
Yiqing Wan
President and Chief Executive Officer / Director